



16021719

SECU[illegible]

Washington, D.C. 20549

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SEC
Mail Processing
Section
AUG 29 2016
Washington DC
41

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-44414

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING July 1, 2015 (MM/DD/YY) AND ENDING June 30, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: GATES Capital Corporation

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Park Avenue – 22nd Floor
(No. and Street)

New York	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Young Whi Kim — (212) 661-8686 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WeiserMazars LLP
(Name – *if individual, state last, first, middle name*)

60 Crossways Park Drive West	Woodbury	NY	11797
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountants
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I Young Whi Kim, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of GATES Capital Corporation, as of June 30, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Jared M. Kurtzer
Notary Public State of New York
Qualified in Nassau County
Lic. #01KU6094699
Commission Expires July 29, 2019

Notary Public

Signature

CFO

Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Cash Flows.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GATES Capital Corporation
Statement of Financial Condition
June 30, 2016

Assets		
Cash	$	113,194
Deposit with clearing broker		100,000
Receivable from broker-dealer and clearing organization		849,107
Remarketing and underwriting fees receivable		100,575
Securities owned, at fair value		1,800,256
Interest receivable		16,665
Advances to related party		37,050
Fixed assets, net		4,322
Other assets		97,956
Total assets	$	3,119,125
Liabilities and Stockholders' Equity		
Liabilities		
Securities sold, not yet purchased, at fair value	$	13,322
Accrued expenses and other liabilities		492,914
Deferred remarketing fees		47,999
Income taxes payable		11,190
Total liabilities		565,425
Stockholders' equity		
Common stock, $1 par value; 10,000 shares authorized, 5,000 shares issued and outstanding		5,000
Additional paid-in capital		1,257,880
Retained earnings		1,373,898
		2,636,778
Less: stock subscriptions receivable		(83,078)
Total stockholders' equity		2,553,700
Total liabilities and stockholders' equity	$	3,119,125

The accompanying notes are an integral part of this financial statement.

1. Nature of Operations

GATES Capital Corporation (the "Company") was incorporated on November 18, 1991, under the laws of New York State. The Company is a registered broker and dealer pursuant to Section 15(b) of the Securities Exchange Act of 1934. The Company is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Company specializes in buying, selling, underwriting, and remarketing municipal securities.

2. Summary of Significant Accounting Policies

Revenue Recognition

Securities transactions and the related revenues and expenses are recorded on the trade date.

Investment banking revenues include gains, losses, and fees, net of syndicate expenses, arising from securities offerings in which the Company acts as an underwriter or agent, and are recorded as follows: management fees on offering date, sales concessions on settlement date, and underwriting and remarketing fees at the time the transaction is completed and the income is reasonably determinable.

Interest income is recorded when earned.

Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, are carried at fair value and the resulting unrealized gains and losses are reflected in trading income.

Fixed Assets

Fixed assets are stated at cost less accumulated depreciation. Depreciation is computed using accelerated methods over the estimated useful lives of the assets, which range from 5 to 7 years.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash Equivalents

From time to time, the Company has highly liquid investments with original maturities of three months or less when purchased, which are deemed to be cash equivalents.

Income Taxes

The Company uses the asset and liability method to calculate deferred tax assets and liabilities. Deferred taxes are recognized based on the differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases using enacted tax rates expected to apply to taxable income in the years in which those differences are expected to be recovered or settled. The Company records a valuation allowance against a deferred tax asset when it is more likely than not that the deferred tax asset will not be realized.

The Company has adopted the authoritative guidance issued, as it pertains to accounting for uncertainty in income taxes. This standard prescribes a more-likely-than-not threshold for financial statement recognition and measurement of a tax position taken by the Company. As of June 30, 2016, the Company determined that it had no uncertain tax positions which affected its financial position and its results of operations or its cash flows and it will continue to evaluate for uncertain

tax positions in the future. The Company is no longer subject to examination by federal, state, or local taxing authorities for years prior to June 30, 2013.

3. Securities Owned and Securities Sold, Not Yet Purchased

Securities owned and securities sold, not yet purchased, consist of trading and investment securities at fair value, as follows:

	Owned	Sold, Not Yet Purchased
State and municipal obligations	$ 1,675,446	$
Corporate debt securities, non-convertible	124,810	13,322
	$ 1,800,256	$ 13,322

4. Advances to Related Party

As of June 30, 2016, advances to related party consist of one note to an officer/stockholder of the Company in the amount of $37,050. The borrowing by the officer/stockholder bears interest at the prime rate, which was 3.50% per annum at June 30, 2016. The note is currently due on demand, however, the Company is in the process of renegotiating the due date. The borrowing by the officer/stockholder is secured by the officer/stockholder's investment in the Company. In the event the borrower resigns or is terminated, the unpaid principal balance and interest become due immediately.

5. Fixed Assets, Net

A summary of fixed assets is as follows:

	Amount
Office and computer equipment	$ 448,632
Furniture and fixtures	23,879
	472,511
Accumulated depreciation	(468,189)
	$ 4,322

6. Stock Subscriptions Receivable

As of June 30, 2016, stock subscriptions receivable consist of notes issued to six employees/stockholders totaling $83,078, for the purchase of the Company's stock. Interest on these notes is at prime, which was 3.50% per annum at June 30, 2016, and is payable annually in arrears. The notes are currently due on demand, however, the Company is in the process of re-negotiating the due date.

In the event that a subscriber resigns, is terminated from employment, or ceases to be a stockholder of the Company, the unpaid principal balance and interest become due immediately.

7. Clearance Agreement

The Company has an agreement with a clearing organization to execute and clear, on a fully disclosed basis, customer and proprietary accounts of the Company. The Company is required to maintain a deposit of $100,000 with the clearing organization. As part of the agreement, the clearing organization executes all orders, settles contracts and transactions in securities, and engages in all cashiering functions, including the receipt, delivery, and transfer of securities purchased, sold, borrowed, or loaned and the receipt and distribution of interest and principal

payments. The Company has agreed to pay the clearing organization for its services pursuant to a fee arrangement based generally on a flat rate per trade, subject to certain minimum fee levels.

In addition to clearing services, the clearing organization provides the financing for the Company's securities inventory, within specified limits, at interest rates equal to the broker's loan rate (5.38% per annum at June 30, 2016). At June 30, 2016, the Company had a balance of $849,107 due from the clearing organization.

8. Net Capital Requirements

The Company is subject to the uniform net capital requirements of rule 15c3-1 of the Securities and Exchange Commission, as amended, which requires a broker-dealer to have, at all times, sufficient liquid assets to cover current indebtedness. In accordance with the rule, the Company is required to maintain defined minimum net capital of the greater of $100,000 or 1/15 of aggregate indebtedness. At no time may the ratio of aggregate indebtedness to net capital exceed 15 to 1.

At June 30, 2016, the Company had net capital, as defined, of $2,196,077, which exceeded the required minimum net capital of $100,000 by $2,096,077. Aggregate indebtedness at June 30, 2016, totaled $552,103. The ratio of aggregate indebtedness to net capital was 0.25 to 1.

9. Leases

The Company has an operating lease for its office space in Manhattan. The Company signed the lease commencing October 1, 2011, and expiring September 30, 2016. On February 19, 2016, the lease was modified, extending the expiration date to March 31, 2020.

Future minimum rental payments under this lease are as follows:

Year Ending June 30	Amount
2017	$252,524
2018	269,917
2019	275,315
2020	210,270
	$1,008,026

10. Leased Employees

The Company entered into an agreement with ADP TotalSource to outsource its human resource function. As a result, ADP TotalSource provides employees and employee benefits to the Company through a leased employee/co-employer arrangement, whereby the former employees of the Company became employees of ADP TotalSource and are leased back to the Company for a fee.

11. Fair Value Measurements

The Company accounts for its financial instruments at fair value, which is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three broad levels is explained below:

Level 1: Quoted prices (unadjusted) in active markets for identical assets or liabilities that the company can access at the measurement date.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability either directly or indirectly.

Level 3: Unobservable inputs for the asset or liability.

The following are the major categories of assets and liabilities measured at fair value on a recurring basis and summarized by the fair value hierarchy as described above, as of June 30, 2016.

Description	Classification	Total	Level 1	Level 2	Level 3
State and municipal obligations	Asset	$ 1,675,446	$ -	$ 1,675,446	$ -
Corporate debt securities, non-convertible	Asset	124,810	-	124,810	-
		$ 1,800,256	$ -	$ 1,800,256	$ -

Description	Classification	Total	Level 1	Level 2	Level 3
Corporate debt securities, non-convertible	Liability	$ 13,322	$ -	$ 13,322	$ -
		$ 13,322	$ -	$ 13,322	$ -

The Company utilizes quoted market prices for its securities owned and securities sold, not yet purchased, when available. Instruments classified as Level 2 are valued using industry-standard models or other valuation methodologies calibrated to observable market inputs. These models consider various assumptions, such as the quoted market price of publicly traded securities with similar duration and yield, time value, yield curve, default rates, discount margins, credit spreads, discounted anticipated cash flows, the terms and liquidity of the instrument, as well as other measurements.

12. Off-Balance-Sheet Risk and Concentration of Credit Risk

Transactions with the clearing organization may expose the Company to off-balance-sheet risk in the event that the clearing organization is unable to fulfill its obligations. The Company does not maintain margin accounts for its customers, and therefore, there were no excess margin securities. However, the Company may be liable for chargebacks on introduced customer accounts carried by the clearing organization.

The Company, as part of its normal trading activities, assumes short positions in its inventory. The establishment of short positions exposes the Company to off-balance-sheet risk in the event prices increase, as the Company may be obligated to acquire the securities at prevailing market prices.

From time to time, the Company has cash at a bank in excess of Federal Deposit Insurance Company ("FDIC") limits and is exposed to the credit risk resulting from this concentration of cash. At June 30, 2016, the Company did not exceed the FDIC limits.

13. Regulatory Assessment

In the ordinary course of business, the Company is subject to inquiries from certain regulators which may result in assessments or fines. On August 12, 2016, the Company received a Wells Notice signifying that FINRA intends to recommend enforcement proceedings against the Company relating to an alleged violation of the Municipal Securities Rulemaking Board Rules. The alleged violation, which occurred over three years ago, is based on whether a customer was a sophisticated Municipal Market Professional. FINRA is seeking restitution and sanctions in excess of $700,000. Management and Counsel believe that there is no merit to FINRA's case, as it ignores prior positions held by FINRA. While the ultimate outcome of this matter is not presently determinable, it is the opinion of Management that the resolution of this matter and any other regulatory inquiries will not have a material adverse effect on the financial position or result of operations of the Company.

14. Employee Retirement Plan

The Company sponsors a defined contribution plan under section 401(k) of the Internal Revenue Code. The plan covers substantially all of the Company's employees following the completion of three months of service and provides for participants to defer salary up to statutory limitations. The Company is required to match 100% of the first 4% of eligible compensation deferred by the employee.

15. Concentration

For the year ended June 30, 2016, approximately 72% of investment banking income is from two deals.

16. Subsequent Events

The Company has evaluated its subsequent events through August 26, 2016, the date the financial statement was available for issuance.